Exhibit 99.1

Ming Yang Comments on Recent Trading Activity

Zhongshan, China, January 11, 2013 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, announced today that the New York Stock Exchange has notified the Company about significant and unusual trading activity in the Company’s American depositary shares on January 10 and requested the Company to respond by press release to the unusual activity.

Ming Yang wishes to confirm that the management of the Company is unaware of any specific reason for the recent significant increase in the Company’s share price and trading volume, other than China’s recently announced plan to increase installed wind power capacity by 18GW in 2013, representing an increase of 29% from 63GW at the end of 2012, as reported in the media. In particular, there have been no corporate developments or events to support this significant and unusual trading activity.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Nora Yong

+852-2530-0228

mingyang@fleishman.com